Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 30 September 2018

Quarterly Activities Report for the quarter ended 30 September 2018 HIGHLIGHTS  Ongoing focus on accelerating product development through internal R&D efforts and collaborations with key organisations in Australia and the US. Enhanced breast cancer test which increases the applicability of our current BREVAGenplus® test to 95% of women is on schedule for launch in early 2019. First in class colon cancer risk assessment test on schedule for launch in early 2019. Invitation to establish market presence in Hainan, China. Heads of Agreement outlining a joint venture framework with Beijing Zishan Health Consultancy Limited to provide regulatory and marketing support in China. Consumer-facing website for US market scheduled to launch with the introduction of new tests for breast cancer and colon cancer Execution of an equity placement facility with Kentgrove Capital Pty Ltd.       Melbourne, Australia, 30 October 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to provide its Quarterly Activities Report for the period ending 30 September 2018, together with the attached Appendix 4C. Product Development Pipeline In line with our strategic objective of accelerated product development, GTG has recruited and hired a respected molecular biologist with a PhD in Genomics and over 12 years of experience in genomic diagnostics research at Monash University. Development of an enhanced version of the BREVAGenplus test is nearing completion. The test will broaden the applicability of BREVAGenplus and enable its use by women with an extended family history of disease. By increasing the range of risk factors analysed, the test will provide clinically actionable insight for approximately 95% of women. Our first-to-market genetic risk assessment test for colon cancer is on track to be introduced to the market early in 2019. This will be the first of a suite of new products we plan to deliver in the next 12 months, including genetic risk assessment tests for:     Cardiovascular Disease Type 2 Diabetes Prostate Cancer Melanoma The new tests represent the culmination of research initiatives launched earlier in the year, including our ongoing collaboration with The University of Melbourne. During the quarter, the Company has also progressed discussions with major cancer organisations in the US, Australia and Southeast Asia to develop pilot-scale programs for breast and colon cancer genetic risk assessment screening. Demonstration projects with these organisations are targeted for regional rollout during the first quarter of 2019. These organisations hold a long-term view to improve patient outcomes on a population scale through the targeted application of healthcare resources. The programs we are developing with these organisations demonstrate the growing acceptance of SNP-based risk assessment testing in both the medical and the scientific communities and highlight the clinical validity of GTG’s tests. Unlike other genetic tests on the market, GTG’s screening is clinically validated. As such, physicians in the US and other regions are authorised to recommend procedures and medications to address the needs of high-risk patients. This may include additional screening for individuals with an elevated risk of disease. Physicians can also rely on test results to clinically substantiate prescription of cancer preventative medication protocols. Clinical validity is one of the key barriers to commercialisation of genetic risk assessment tests. 1

Quarterly Activities Report for the quarter ended 30 September 2018 The new risk assessment tests represent a significant market opportunity. There are 8.2 million deaths from cancer per annum, 17.7 million deaths due to cardiovascular disease and 1.6 million deaths due to diabetes (World Health Organisation). Colorectal cancer represents 12.3% of all new cancers diagnosed in Australia in 2018. It is a leading cause of cancer death and disability in Australia and the USA. (https://bowel-cancer.canceraustralia.gov.au/statistics) China Joint Venture In August 2018, the Company signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited which provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture (JV), for GTG’s genomic tests into the health sector in the People’s Republic of China. The Company was subsequently invited by representatives of the Hainan Government to establish a presence in the Hainan Medical Pilot Zone (part of the Hainan Free Trade Zone Initiative). The zone, which is central to China’s Healthy China 2030 Plan, is being established by the Chinese Government, as a high-end, medically focused area that seeks to bring together a world class community of global companies in terms of care, physicians, treatments, technology and cutting edge medical product development. Valued at more than $800 billion USD, the Chinese market is now the second biggest single healthcare market outside the United States. Over 4 million new cases of cancer are diagnosed in China every year. Breast cancer is increasing at a rate of over 3.5% each year. GTG’s market entry into China aligns with the government’s Healthy China 2030 initiative that seeks to provide cost-effective healthcare to more than 1.5 billion people. Disease prevention is critical to cost control as treatments for early stage disease carry a lower cost and result in better health outcomes. GTG’s genetic tests can be used to predict an individual’s likelihood of developing disease. Screening and other healthcare resources can be targeted to those with an elevated risk. For example, screening every woman for breast cancer may be too costly, but it may be cost-effective to screen those with a mid-to-high 5-year risk score. Zishan Health Consultancy is based in mainland China and will provide GTG with in-country sales and marketing expertise. Zishan will also assist with GTG’s application to the Chinese Food and Drug Administration (CFDA) and establishing the appropriate corporate structures for foreign entities entering the market via the Hainan Free Trade Zone Initiative. Our partnership with Zishan allows for the protection of GTG intellectual property and offers a path to the repatriate earnings. Consumer Initiated Testing in the US In line with our strategic vision, we are developing an online process whereby consumers can engage with GTG’s genetic testing while still maintaining their relationship with their primary care physician. The platform and associated media campaign will showcase the benefits of genetic risk assessment testing and provide a knowledge bank for physicians so that they can accurately assess the results and use GTG’s tests to develop personalised health plans for their patients. While the market has seen a proliferation of at-home genetic tests, GTG tests are scientifically validated and clinically actionable. We will reach out directly to individuals in our target demographic and support them and their physician through the process of:     Evaluating whether the test is right for them Collecting and submitting a cheek-swab sample Communicating the results of the test Assisting the physician and the patient with the development of a personalised risk reduction plan 2

Quarterly Activities Report for the quarter ended 30 September 2018 The launch of the website and media campaign will coincide with the introduction of the enhanced breast cancer test and the colon cancer test in early 2019. Equity Placement Facility On 8 August 2018, the Company entered into a A$20 million Equity Placement Facility with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment management firm, to strengthen the Company’s funding position. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Subsequent to the end of the September quarter, on 25 October 2018, the Company issued 100,000,000 shares under this facility, resulting in cash inflows from financing of $1.35M Financial Snapshot Operational cash spend for the quarter was $2.3M, being $1M more than the previous June quarter. This increase is substantially driven by one-off annual regulatory and compliance payments. The Company’s modest cash receipts remained within the expected range during this time of strategic transition, as investment in R&D and development of distribution channels represent the major budgetary priorities for the Company. As at 30 September 2018, the Company had $3.5M in cash. Annual Report The Company’s Annual Report for 2018 was published on 30 October 2018, and is available on the Company’s website at www.gtglabs.com. Signed on behalf of Genetic Technologies Limited Date: 30 October 2018 Dr Paul Kasian Chairman & Interim CEO 3

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	**Quarter ended ("current quarter")**
17 009 212 328	30 SEPTEMBER 2018

Consolidated statement of cash flows		**Current quarter $A'000**	**Year to date (3 Months) $A'000**
1.	**Cash flows from operating activities**		
1.1	Receipts from customers	167	167
1.2	Payments for		
	(a) research and development	(96)	(96)
	(b) product manufacturing and operating costs	(16)	(16)
	(c) advertising and marketing	(324)	(324)
	(d) leased assets	-	-
	(e) staff costs	(811)	(811)
	(f) administration and corporate costs	(1,027)	(1,027)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	8	8
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	**Net cash from / (used in) operating activities**	**(2,099)**	**(2,099)**

2.	**Cash flows from investing activities**		
2.1	Payments to acquire:		
	(a) property, plant and equipment	(3)	(3)
	(b) businesses (see item 10)	-	-
	(c) investments	-	-

+ See chapter 19 for defined terms
1 September 2016
Page 1

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B (3 Months) + See chapter 19 for defined terms 1 September 2016 Page 2 4.Net increase / (decrease) in cash and cash equivalents for the period 4.1Cash and cash equivalents at beginning of quarter/year to date 4.2Net cash from / (used in) operating activities (item 1.9 above) 4.3Net cash from / (used in) investing activities (item 2.6 above) 4.4Net cash from / (used in) financing activities (item 3.10 above) 5,487 (2,099) (3) (3) 5,487 (2,099) (3) (3) 3.Cash flows from financing activities 3.1Proceeds from issues of shares 3.2Proceeds from issue of convertible notes 3.3Proceeds from exercise of share options 3.4Transaction costs related to issues of shares, convertible notes or options 3.5Proceeds from borrowings 3.6Repayment of borrowings 3.7Transaction costs related to loans and borrowings 3.8Dividends paid 3.9Other (provide details if material) 3.10Net cash from / (used in) financing activities - - - (3) - - - - - - - - (3) - - - - - (3) (3) Consolidated statement of cash flows Current quarter $A’000 Year to date $A’000 (d) intellectual property (e) other non-current assets 2.2Proceeds from disposal of: (a) property, plant and equipment (b) businesses (see item 10) (c) investments (d) intellectual property (e) other non-current assets 2.3Cash flows from loans to other entities 2.4Dividends received (see note 3) 2.5Other (provide details if material) 2.6Net cash from / (used in) investing activities - - - - - - - - - - - - - - - - - - - - (3) (3)

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B (3 Months) 6. Payments to directors of the entity and their associates 6.1 6.2 Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2 7. Payments to related entities of the entity and their associates Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 7.1 7.2 7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 + See chapter 19 for defined terms 1 September 2016 Page 3 Current quarter $A'000 - - The amount included at Items 6.1 & 6.2 include $116,653 paid to Directors during the quarter in respect of fees and superannuation. Current quarter $A'000 117 - 5.Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Current quarter $A’000 Previous quarter $A’000 5.1Bank balances 5.2Call deposits 5.3Bank overdrafts 5.4Other (provide details) 5.5Cash and cash equivalents at end of quarter (should equal item 4.6 above) 3,451 - - - 5,487 - - - 3,451 5,487 Consolidated statement of cash flows Current quarter $A’000 Year to date $A’000 4.5Effect of movement in exchange rates on cash held 4.6Cash and cash equivalents at end of quarter 69 69 3,451 3,451

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B 8. Financing facilities available Add notes as necessary for an understanding of the position Loan facilities Credit standby arrangements Other (please specify) – Credit Card 8.1 8.2 8.3 8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. + See chapter 19 for defined terms 1 September 2016 Page 4 10.Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) Acquisitions Disposals 10.1Name of entity - - 10.2Place of incorporation or registration - - 10.3Consideration for acquisition or disposal - - 10.4Total net assets - - 10.5Nature of business - - 9.Estimated cash outflows for next quarter $A’000 9.1Research and development 9.2Product manufacturing and operating costs 9.3Advertising and marketing 9.4Leased assets 9.5Staff costs 9.6Administration and corporate costs 9.7Other (provide details if material) – Investments 9.8Total estimated cash outflows 253 18 148 - 701 846 - 1,966 Credit card facilities: 1. Secured - Bank of America, $35,000 facility with interest at 10.75% p.a. 2. Unsecured -National Australia Bank, $150,000 facility with interest at 12.65% p.a. Total facility amount at quarter end $A’000 Amount drawn at quarter end $A’000 - - - - 185 4

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Sign here: ............................................................ Company secretary Kevin Fischer Date: 30 October 2018 Print name: Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 2. 3. + See chapter 19 for defined terms 1 September 2016 Page 5